Advance Capital I, Inc.
One Towne Square, Suite 444
Southfield, MI 48076

October 11, 2011

VIA EDGAR

Ms. Cindy Rose
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re:  Advance Capital I, Inc. Funds ("Registrant")
          Post-Effective Amendment No. 40
          File Nos. 33-13754 and 811-05127

Dear Ms. Rose:

     This letter is in response to the comments provided via telephone conference on September 29, 2011 regarding the above-referenced Post-Effective Amendment to Advance Capital I, Inc.'s Registration Statement on Form N-1A filed with the Commission on April 29, 2011. The comments provided by the SEC and the responses of the Registrant are listed below:

Comment 1: In the "Fund Summaries" section of the Prospectus for the Core Equity Fund (the "Fund"), the Fund did not disclose the "Total Annual Fund Operating Expenses" gross of any fee waivers in accordance with the instructions to Form N1-A, Item 3.

Response 1: The Registrant filed a "sticker" to its Post-Effective
Amendment No. 40 under Rule 497 on September 30, 2011, disclosing the Fund's "Total Annual Fund Operating Expenses" gross of any fee waivers. Two captions were added to the fee table. The first caption shows the amount of the Fund's fee waiver and the second caption shows the Fund's net expenses after subtracting the fee waiver from the total annual fund operating expenses. A footnote was also added to the fee table disclosing when the agreement may be terminated and by whom.

Comment 2: Why didn't our independent registered public accounting firm feel that there was an internal control problem as a result of the deficient disclosure noted in Comment 1?

Response 2: Our independent registered public accounting firm has advised us that in planning and performing their audit of the financial statements of Advance Capital I, Inc., they considered internal control over financial reporting as a basis for designing their audit procedures for the purpose of expressing an opinion on the financial statements of Advance
Capital I, Inc. but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Their consideration of internal control, limited as described would not necessarily disclose all deficiencies in internal control that might be material weaknesses particularly in financial reporting areas outside the scope of the audited financial statements.

We thank you for your assistance. If you should have any questions regarding the Registrant's responses to your comments, please do not hesitate to contact me at 248-350-8543.

                             Sincerely,


                             /s/ Julie A. Katynski
                            ---------------------------------
                            Julie A. Katynski, Vice President